Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 o: 650.493.9300 f: 650.493.6811

Pulse Biosciences, Inc. Hayward, CA 94545 (510) 906-4600

May 7, 2020

Via Edgar

Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, D.C. 20549-3561
Attention:
Mr. Jeffrey Gabor
Ms. Celeste Murphy

Re: Pulse Biosciences, Inc.
Registration Statement on Form S-3
Filed April 6, 2020
File No. 333-237577

Ladies and Gentlemen:

On behalf of our client, Pulse Biosciences, Inc. (the “Company”), we submit this letter in response to a comment from the staff of the Securities and Exchange Commission (the “Staff”), discussed telephonically on May 6, 2020, regarding the above-referenced Registration Statement on Form S-3 (the “Form S-3”). Concurrent with this letter, we are filing an amended Registration Statement on Form S-3/A (“Amendment No. 4”). For your convenience, we have reproduced the Staff’s comment below in italics, followed by our response.

Registration Statement on Form S-3 filed April 6, 2020, as amended

Please include in your next pre-effective amendment all information not permitted to be omitted by Securities Act Rule 430A.  We note that you have omitted the total number of units and the number of units that holders will be entitled to purchase per subscription right.

In response to the Staff’s comment, the Company has included in Amendment No. 4 all information that it is not entitled to omit under Rule 430A, including the total number of units issuable at the Initial Price (assuming all subscription rights are exercised) and the number of units that holders will be entitled to purchase per subscription right based upon shares outstanding as of the most recent practicable date. In accordance with Rule 430A, items dependent on the offering price and terms of the securities dependent on the offering date may be omitted from the form of prospectus filed as part of a registration statement that is declared effective.

* * * * *

If you wish to discuss the response being submitted herewith at any time, or if there is anything we can do to facilitate the Staff’s processing of the response, please feel free to contact me at (650) 849-3240 or ahoffman@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Andrew D. Hoffman

Andrew D. Hoffman

cc:

Darrin R. Uecker, Chief Executive Officer of Pulse Biosciences, Inc.
Sandra A. Gardiner, Chief Financial Officer of Pulse Biosciences, Inc.

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